

October 14, 2011

Via E-mail
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

    Re: **Revolutions Medical Corporation**
           Post Effective Amendment to Registration Statement on Form S-1
           Filed September 23, 2011
           File No. 333-167039

Ladies and Gentlemen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Refer to our comments on your annual report on Form 10-K in our letter dated September 28, 2011. Please resolve outstanding comments prior to requesting effectiveness.

2.   We note your registration statement covers the resale of a number of different securities including shares issued or issuable under the Drawdown Equity Financing Agreement. In order to register the secondary offering of securities issued under an equity line, your shares must be listed on an exchange or quoted the OTC Bulletin Board. We note your shares are no longer quoted on the OTC Bulletin Board and are not listed on an exchange. As such, please amend to deregister any shares remaining unsold that are issued or issuable under the Drawdown Equity Financing Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Mumford at (202) 551-3637 me at (202) 551-3528 if you have questions regarding our comments.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):   Joseph M. Lucosky, Esq.